Exhibit 11.                                Statement re: Computation of Per Share Earnings

Net loss as at March 31, 2008	$ 34,270

Average number of shares outstanding since inception (i)	2,052,940

Net loss per share for the period from July 24, 2007 (date of inception) to March 31, 2008	$ (0.016)